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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 8-A


                       FOR REGISTRATION OF CERTAIN CLASSES
                OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                            OAK HILL FINANCIAL, INC.
             (Exact name of registrant as specified in its charter)


                 OHIO                                    31-1010517
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

                              14621 State Route 93
                               Jackson, Ohio 45640
                                 (614) 286-3283



Securities to be registered pursuant to Section 12(b) of the Act:

      Title of each Class                       Name of each Exchange on which
      to be so registered                       each class is to be registered
      -------------------                       ------------------------------

      Preferred Stock Purchase Rights           NASDAQ National Market

Securities to be registered pursuant to Section 12(g) of the Act:  None

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Item 1.           Description of Registrant's Securities to be Registered.
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         On December 9, 1997 the Board of Directors of Oak Hill Financial, Inc.
(the "Company") authorized and declared a dividend of one preferred stock purchase right (a "Right") for each share of common stock, without par value, of the Company (the "Common Shares"). The dividend is payable on February 16, 1998 (the "Record Date") to the holders of record of Common Shares as of the close of business on such date.

         The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of a Rights Agreement (the "Rights Agreement") dated as of January 23, 1998, by and between the Company and Fifth Third Bank as Rights Agent (the "Rights Agent").

         1. Common Share Certificates Representing Rights

         Until the Distribution Date (as defined in Section 2 below), (a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares shall also represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

         2. Distribution Date

         The "Distribution Date" is the earliest of (a) the occurrence of a Triggering Event (as defined in Section 1(jj) of the Rights Agreement), or (b) the tenth business day (or such later date as may be determined by action of the Board of Directors of the Company prior to the occurrence of the Triggering Event) following the date of commencement of, or the first disclosure of the intent to commence a tender or exchange offer by any Person (other than the Company or certain related entities, and with certain additional exceptions) if upon consummation of such tender offer or exchange such Person could be the beneficial owner of 15% or more of the then outstanding Common Shares (including any such date which is after the date of the Rights Agreement and prior to the issuance of the Rights). In calculating the percentage of outstanding Common Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Common Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person; provided, however, that such Common Shares issuable upon such exercise shall not be deemed outstanding for the purpose of calculating the percentage of Common Shares that are beneficially owned by any other person. Notwithstanding the foregoing, no person shall be deemed an "Acquiring Person" until such person becomes the beneficial owner of a percentage of the then outstanding Common Shares that is at least 1% more than the percentage of the outstanding Common Shares beneficially owned by such person on January 23, 1998. In addition, if, after January 23, 1998, any person becomes the beneficial owner of at least 15% of the then outstanding Common Shares as a result of share purchases by the Company, then such person

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shall not be deemed an "Acquiring Person" until such person thereafter acquires beneficial ownership of, in the aggregate, a number of additional Common Shares equal to 1% or more of the then outstanding Common Shares.

         Upon the close of business on the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued and the Rights shall become exercisable to purchase Preferred Shares as described in
Section 5 below.

         3. Issuance of Right Certificates

         As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

         4. Expiration of Rights

         The Rights shall expire on January 23, 2008 unless earlier redeemed.

         5. Exercise of Rights

         Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a), (b) or
(c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by an Acquiring Person or that was attached to a Common Share that is subject to an option beneficially owned by an Acquiring Person shall be void.

                  (a) Right to Purchase Preferred Shares.

                           From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share, of the Company (the "Preferred Shares"), at an exercise price of $90 (Ninety dollars) (the "Exercise Price"). The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock, whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon the exercise of Rights. The holder of a Preferred Share is entitled to receive when, as and if declared, the greater of (i) a preferential annual dividend of $1.00 per Preferred Share ($.01 per one one-hundredth of a Preferred Share); or
         (ii) cash and non-cash dividends in an amount equal to 100 times the dividends declared on each Common Share. In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment in an amount

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         equal to the greater of (1) $1.00 per Preferred Share ($.01 per one one-hundredth of a Preferred Share), plus all accrued and unpaid dividends and distributions on the Preferred Shares, or (2) an amount equal to 100 times the aggregate amount to be distributed per Common Share. Each Preferred Share has 100 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-hundredth of a Preferred Share should approximate the value of one Common Share; or (ii) cash and non-cash dividends in an amount equal to 100 times the dividends declared on each Common Share.

                  (b) Right to Purchase Common Shares of the Company.

                           From and after the close of business on the tenth business day following the Triggering Event, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price (initially $90), Common Shares with a market value equal to two times the Exercise Price.

                  (c) Right to Purchase Common Stock of a Successor Corporation.

                           If, on or after the Triggering Event, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person or (iii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $90), shares of common stock of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the Exercise Price.

         6. Adjustments to Prevent Dilution

         The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution.

         7. Cash Paid Instead of Issuing Fractional Securities

         No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an

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adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

         8. Redemption

         At any time prior to the earlier of (a) the occurrence of a Triggering Event, or (b) the Expiration Date, the Board of Directors may, at its option, direct the Company to redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the "Redemption Price"), and the Company shall so redeem the Rights; provided, however, that any redemption after there is an Acquiring Person shall also require the approval of a majority of those directors of the Company who were directors prior to such date. Immediately upon such action by the Board of Directors (the date of such action is the "Redemption Date"), the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive the Redemption Price.

         9. Exchange

         At any time after the Triggering Event and prior to the first date thereafter upon which an Acquiring Person shall be the beneficial owner of 50% or more of the outstanding Common Shares, the Board of Directors may, at its option, direct the Company to exchange all, but not less than all, of the then outstanding Rights for Common Shares at an exchange ratio per Right equal to one Common Share per Right on such Date (the "Exchange Ratio"), and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive a number of Common Shares equal to the Exchange Ratio.

         10. No Shareholder Rights Prior to Exercise

         Until a Right is exercised, the holder thereof, as such, shall have no rights as a Shareholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

         11. Amendment of Rights Agreement

         The Board of Directors may, at any time prior to the Distribution Date, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision. From and after the Distribution Date, the Company may amend the Rights Agreement without the approval of any holders of the Rights Certificates or the Rights Agent (i) to cure any ambiguity or to correct or supplement any provision contained in the Rights Agreement which may be defective or inconsistent with any other provision of the Rights Agreement or (ii) to make any other provisions in regard to matters or questions arising under the Rights Agreement which the Company may deem necessary or desirable and which shall not adversely affect the

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interests of the holders of the Rights Certificates (other than an Acquiring
Person or an Affiliate or Associate of an Acquiring Person).

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Item 2.   Exhibits
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         Attached hereto as an exhibit and incorporated herein by reference is the Rights Agreement dated as of January 23, 1998, by and between the Company and Fifth Third Bank, as Rights Agent, and which includes as Exhibit A thereto the Third Amended and Restated Articles of Incorporation, as Exhibit B thereto the form of Right Certificate and, as Exhibit C thereto the Summary of Rights.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed by on its behalf by the undersigned, thereto duly authorized.

                                             OAK HILL FINANCIAL, INC.

                                              /s/ John D. Kidd
                                             ---------------------------------
                                             By:  John D. Kidd
                                             Chairman of the Board and Chief
                                             Executive Officer

Dated: January 23, 1998

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                                  EXHIBIT INDEX

EXHIBIT NO.


         4.1 Rights Agreement dated as of January 23, 1998 by and between the Company and Fifth Third Bank, as Rights Agent, and which includes as Exhibit A thereto the Third Amended and Restated Articles of Incorporation, as Exhibit B thereto the form of Right Certificate and, as Exhibit C thereto the Summary of Rights.

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